NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E. 12/24/2015

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 19 2016

Washington, DC 20549

January 19, 2016

Act: 1934
Section:
Rule: 14a-8 (OBS)
Public
Availability: 1-19-16

Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Re: 3M Company
Incoming letter dated December 24, 2015

Dear Mr. Dye:

This is in response to your letter dated December 24, 2015 concerning the shareholder proposal submitted to 3M by Qube Investment Management Inc. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Ian Quigley
Qube Investment Management Inc.
ian@qubeconsulting.ca

15008673

January 19, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: 3M Company
Incoming letter dated December 24, 2015

The proposal provides that the board shall require that the audit committee request proposals for the audit engagement no less than every eight years.

There appears to be some basis for your view that 3M may exclude the proposal under rule 14a-8(i)(7), as relating to 3M's ordinary business operations. In this regard, we note that the proposal relates to the selection of independent auditors or, more generally, management of the independent auditor's engagement. Accordingly, we will not recommend enforcement action to the Commission if 3M omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which 3M relies.

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Hogan
Lovells

Rule 14a-8(b)
Rule 14a-8(f)(1)
Rule 14a-8(i)(7)

December 24, 2015

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: 3M Company (Commission File No. 1-3285) - Shareholder Proposal Submitted by Qube Investment Management Inc.

Ladies and Gentlemen:

On behalf of 3M Company, a Delaware corporation (the "**Company**"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "**Commission**") of the Company's intention to exclude from its proxy materials for its 2016 annual meeting of shareholders a shareholder proposal and statement in support thereof (the "**Proposal**") submitted by Qube Investment Management, Inc. ("**Qube**"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2016 proxy materials for the reasons discussed below.

Copies of the Proposal, the letter from Ian Quigley, a Senior Portfolio Manager at Qube, transmitting the Proposal, and other documents included in the submission (collectively, the "Submission") are attached hereto as Exhibit A.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("**SLB 14D**"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to Qube. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform Qube that, if Qube elects to submit additional correspondence to the Commission or the staff relating to the Proposal, Qube should concurrently furnish a copy of that correspondence to the undersigned.

The Company currently intends to file its definitive 2016 proxy materials with the Commission on or about March 23, 2016.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

"RESOLVED, that the Board of Directors shall require that the Audit Committee will request proposals for the Audit Engagement no less than every 8 years."

BASES FOR EXCLUDING THE PROPOSAL

As discussed more fully below, we believe that the Proposal may be excluded from the Company's 2016 Proxy Materials under:

- Rule 14a-8(b) and Rule 14a-8(f) because Qube failed to demonstrate that it is eligible to submit the proposal; and
- Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations.

FAILURE TO DEMONSTRATE ELIGIBILITY

The Proposal was submitted by Qube on October 28, 2015 and was received by the Company's Corporate Secretary on November 4, 2015. The Submission included a letter from National Bank Correspondent Network dated October 28, 2015 (the "**Broker Letter**"), stating that "as of the date of this letter, Qube Investment Management Inc., through its clients, has continuously owned no fewer than the below number of shares since June 1, 2014. A minimum of $2,000 was held continuously for a period of over 13 months." The Submission also included, as an example of Qube's authority to act on behalf of its clients, an Investment Management Agreement ("**IMA**") between Qube and one of its clients, Ian Quigley (the author of the letter transmitting the Proposal).

After reviewing its records and the proof of ownership provided, the Company determined that Qube was not a record holder of the Company's common stock and did not provide proof of continuous ownership of the Company's common stock by any client on whose behalf the Proposal was submitted. Accordingly, by letter dated November 17, 2015 (the "**Deficiency Letter**"), the Company notified Qube of the need to provide proof of the requisite continuous ownership of the Company's common stock by Qube or one or more of Qube's clients. The Deficiency Letter also said that, if the Proposal was being submitted on behalf of one or more of Qube's clients, Qube needed to provide evidence of its authority to submit proposals on their behalf. A copy of the Deficiency Letter is attached hereto as Exhibit B.

On November 26, 2015, Qube responded with a letter, attached hereto as Exhibit C, indicating that Qube considered the Submission to have provided sufficient proof of its clients' ownership of the Company's common stock and of Qube's authority to submit proposals on their behalf. Qube's letter did not include any additional proof of its or its clients' eligibility to submit the Proposal.

Rules 14a-8(b) and 14a-8(f)

Rule 14a-8(b)(1) provides that, to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's equity securities entitled to vote on the proposal for at least one year as of the date the proposal is submitted and must continue to hold those securities through the date of the annual meeting. Rule 14a-8(b)(2) provides that, if a shareholder does not appear in the company's records as a registered holder of the requisite number or value of the company's securities, the shareholder may prove its ownership by providing a written statement from the record holder of the securities or by submitting a copy of a Schedule 13D, Schedule 13G, Form 4 or Form 5 that evidences the shareholder's ownership. Rule 14a-8(b)(2) also provides that, to be eligible to submit a proposal, a shareholder must submit a written statement that the shareholder intends to continue to hold the securities through the date of the annual meeting.

Rule 14a-8(f)(1) provides that, if a shareholder proponent fails to satisfy the eligibility or procedural requirements of Rule 14a-8, the company may exclude the proposal if the company notifies the proponent of the deficiency within 14 days of receipt of the proposal and the proponent then fails to correct the deficiency within 14 days of receipt of the company's deficiency letter.

As required by Rule 14a-8f(1), the Company sent the Deficiency Letter to Qube within 14 days of receipt of the Proposal, notifying Qube of the need to provide proof of continuous ownership of the requisite amount of the Company's common stock for at least one year as of October 28, 2015. The Deficiency Letter noted that, if Qube was submitting the Proposal on behalf of one or more of its clients, Qube needed to provide (i) proof that the clients continuously owned the requisite amount of Company securities for the one-year period, (ii) a statement from the clients that they intended to hold their securities through the date of the annual meeting (or proof that Qube controlled whether the clients would own their securities through the date of the annual meeting), and (iii) proof that Qube had authority from the clients to submit the Proposal on their behalf. The Deficiency Letter explained that the proof of eligibility needed to be provided within 14 calendar days of receipt of the letter.

Qube's response to the Deficiency Letter did not indicate whether the Proposal was submitted by Qube as shareholder or, instead, as authorized representative of its clients. Qube also declined to provide further proof of ownership or authority unless "the SEC require[s] it." Qube's letter suggests, however, that Qube submitted the Proposal on behalf of its clients, and that at all times during the one-year period preceding submission of the Proposal, Qube had clients who, in the aggregate, owned more than $2,000 in value of the Company's common stock.

Evidence That Any Client is Eligible to Submit a Proposal

In its letter submitting the Proposal, Qube stated that it represents "approximately 150 high net worth investors... [who] authorize [it] to complete proxy voting responsibilities on their behalf." Similarly, in its response to the Deficiency Letter, Qube stated that it is "authorized to act on behalf of [its] investors by offering portfolio management services," which Qube said include a duty to submit shareholder proposals.

As discussed below, we disagree that Qube has provided proof of its authority to submit shareholder proposals on behalf of its clients. Even if Qube's IMA were deemed to confer that authority, however, Qube has not provided proof that any of its clients is eligible to submit a shareholder proposal, and therefore Qube is not eligible to submit the Proposal on any client's behalf.

To be eligible to submit a proposal through Qube, a client must satisfy the eligibility requirements of the rule by establishing that it has continuously owned the requisite amount of company securities for the one-year period preceding the date of Qube's submission of the Proposal. Qube did not provide any such proof. Instead, Qube provided the Broker's Letter, which states that Qube had investment discretion over multiple client accounts which, in the aggregate, owned the requisite amount of securities during the relevant one-year period. The Broker's Letter does not indicate that any individual client(s) ever, much less continuously for the one-year period, owned the requisite amount of securities. Instead, the Broker's Letter establishes only that, during the one-year period, the number of shares of Company stock owned by all of Qube's clients on a portfolio-wide basis never fell below $2,000 in value. This statement is insufficient to establish that any of Qube's clients beneficially owned Company stock for the entire one-year period. Accordingly, Qube failed to establish its eligibility to submit the Proposal on its clients' behalf. Compare *Smithfield Foods, Inc.* (Jun. 24, 2010) (investment adviser established that a single client, an investment fund, owned the requisite amount of stock for the full one-year period).

Statement of Clients' Intention to Hold Shares Through Date of Annual Meeting

Qube also failed to provide proof (i) that any client agreed to continue to hold Company stock through the date of the 2016 annual meeting or (ii) that Qube was in a position to make such a representation on behalf of its clients. Qube did not provide IMAs signed by any client other than Ian Quigley. Even that IMA does not establish that Qube's intention is determinative of whether shares held in Mr. Quigley's account, or any other client's account, will in fact be held through the date of the annual meeting. The IMA is revocable by the client upon 90 days prior written notice to Qube. It appears, therefore, that, as of the date of Qube's submission of the Proposal, the IMA permitted any client who had signed it to terminate Qube's authority to hold any Company stock held in the client's account well in advance of the date of the

Company's 2016 annual meeting. Accordingly, Qube failed to establish that it has the ability to control whether its clients dispose of their Company stock prior to the date of the annual meeting and therefore is unable to represent that the Company stock held in their accounts will continue to be held through the date of the annual meeting.

In *Staff Legal Bulletin No. 14* (Jul. 13, 2001), the Staff confirmed that a shareholder "must provide [a] written statement [of intent to hold securities through the date of the annual meeting] regardless of the method that the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal." The staff has permitted exclusion of a proposal submitted by an investment advisor on behalf of client investment funds where the investment advisor rather than the client funds provided a written statement of intention to hold company securities through the date of the annual meeting. *See Energen Corporation* (Calvert) (Feb. 22, 2011). In *Energen*, the Staff reasoned that "although [the investment advisor] may have been authorized to act and speak on behalf of the shareholders, it has provided a statement of its own intentions and not of the shareholders' intentions."

Qube's authority under the IMA is the same as that of the investment advisor in *Energen*. The Company stock on which Qube relies to establish its eligibility to submit the Proposal is owned by Qube's clients, in their own names, and not by Qube. Although Qube has stated that it intends to continue to own the Company stock held in client accounts through the date of the annual meeting, those clients could direct Qube to sell the shares held in their accounts at any time, or could terminate their advisory relationship with Qube upon 90 days' notice and take direct ownership of the securities held in their accounts. The Deficiency Letter specifically requested that Qube provide evidence that it has the authority to cause its client accounts to continue to hold the requisite number of shares of Company common stock through the date of the annual meeting, but Qube declined to provide that evidence.

Like in *Energen*, it is not Qube's representation that is required by Rule 14a-8(b)(2). Instead, because Qube is powerless to prevent its clients from disposing of Company stock held for their accounts, Qube's clients must provide the statement of intention, and they have not done so. The Proposal is, therefore, excludable.

Evidence of Qube's Authority to Submit the Proposal

For an investment advisor to be permitted to submit proposals on behalf of its clients (where, as here, the advisor has no economic interest in its clients' shares of company stock), the advisor must demonstrate that its clients delegated to it authority to submit proposals on their behalf. *See Smithfield Foods, Inc.* (Jun. 24, 2010). In *Smithfield*, an investment advisor submitted a proposal on behalf of an investment fund for which it served as investment advisor. The staff stated that the proposal was not excludable because the investment advisory agreement between the investment advisor and the fund, as well as the investment advisor's proxy voting guidelines, clearly established that the fund had delegated to the advisor the authority to submit the proposal on the fund's behalf.

Here, in contrast, nothing in the Submission or Qube's response to the Deficiency Letter establishes that Qube has the authority to submit the Proposal on behalf of its clients. Even if the IMA were construed to confer upon Qube the authority to submit shareholder proposals on behalf of clients who sign the IMA, Qube has provided an IMA signed by only one client, Mr. Quigley, and has not established that Mr. Quigley was eligible to submit a proposal. Qube therefore has not provided evidence of its authority to submit the Proposal on any client's behalf.

THE PROPOSAL RELATES TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the purpose of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." *See Exchange Act Release No. 34-40018* (May 21, 1998) (the "**1998 Release**"). In the 1998 Release, the Commission indicated that the term "ordinary business" refers to matters that are not necessarily 'ordinary' in the common meaning of the word, and is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." *Id.*

As the Commission explained in the 1998 Release, there are two "central considerations" underlying the ordinary business exclusion. The first consideration relates to the "subject matter" of the proposal, in regard to which the Commission indicated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The Proposal Relates to Management of the Independent Auditor's Engagement

The Proposal is excludable because it relates to the management, through the Audit Committee, of the Company's independent auditors. The Company's selection of its independent auditor and the frequency with which it changes its independent auditor are among the matters that the Audit Committee addresses on a regular basis. To conduct its business, the Company must engage a variety of professional advisors, including (in addition to its independent auditor) law firms, tax advisers, investment bankers, financial advisers and consultants. The Company's selection and replacement of the advisers it engages, like the Company's selection and replacement of its employees, and the Company's management of its relationships with those advisers, are fundamental and routine matters that fall squarely within the scope of the Company's ordinary business operations.

Moreover, shareholders, as a group, are not well-positioned to make informed judgments about the most appropriate policies for the Company to manage the independent auditor's engagement. Rather, the Audit Committee is the body best suited to evaluate those matters and the one charged with the legal responsibility to do so. The Audit Committee is composed of directors whom the Company's board of directors has determined have the expertise in financial matters necessary to address the matters referred to in the Proposal. Accordingly, the members of the Audit Committee have special expertise, not possessed by the vast majority of shareholders, to assess how the engagement of the Company's independent auditor should be managed.

Further, in accordance with the rules of the New York Stock Exchange (NYSE), on which the Company's common stock is listed, and Rule 10A-3 under the Exchange Act, the Audit Committee's charter vests the Audit Committee with the sole authority to appoint any independent registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, internal control-related or permitted non-audit services for the Company. The Audit Committee also is responsible for the "retention, termination, compensation and oversight" of the independent auditor, including "assur[ing] that the [independent auditor] has a process for the regular rotation of the lead audit partner and the audit partner responsible for reviewing the audit." The Proposal clearly "probe[s] too deeply" regarding the details of these matters in seeking the requested report, and, in doing so, attempts to "micro-manage" this aspect of the Company's ordinary business operations.

The staff consistently has viewed the selection and engagement of a company's independent auditor as matters relating to the company's ordinary business operations. In *General Dynamics Corporation* (Jan. 4, 2012), for example, the staff permitted exclusion of a shareholder proposal requesting that the board audit review committee establish an "Audit Firm Rotation Policy" requiring that the audit firm rotate off of the engagement at least every seven years and remain off the engagement for a minimum of three years. In its response to General Dynamics, the staff 'stated that "proposals concerning the selection of independent auditors *or, more generally, management of the independent auditor's engagement,* are generally excludable under rule 14a-8(i)(7)" (emphasis added). *See also ITT Corp.* (Jan. 13, 2012) (same); *Hewlett-Packard Co.* (Nov. 18, 2011) (same); *Deere & Co.* (Nov. 18, 2011) (same); *Dow Chemical Co.* (Jan. 4, 2012) (same); *American Electric Power Co., Inc.* (Jan. 4, 2012) (same); *Stanley Black & Decker, Inc.* (Dec. 15, 2011) (same). These letters are consistent with the staff's history of allowing exclusion under Rule 14a-8(i)(7) of proposals seeking rotation, or limitations on the term of engagement, of a company's independent auditor. *See JPMorgan Chase & Co.* (Mar. 5, 2010) (permitting exclusion of proposal seeking limitation of the engagement of the independent auditor to five years); *Masco Corp.* (Jan. 13, 2010) (same); *El Paso Corp.* (Feb. 23, 2005) (permitting exclusion of proposal requesting that the company adopt a policy of hiring a new independent auditor at least every ten years); *Kimberly-Clark Corp.* (Dec. 21, 2004) (permitting exclusion of proposal requesting that the board take the necessary steps to ensure that the company will rotate its auditing firm every five years); *The Allstate Corp.* (Feb. 5, 2003) (permitting exclusion of proposal requesting that the board initiate processes to amend the company's governance documents to provide for the engagement of a new independent auditor every four years); *Transamerica Corp.* (Mar. 8, 1996) (same). *WGL Holdings, Inc.* (Dec. 6, 2002) (permitting exclusion of proposal requesting that the board adopt a policy of selecting a new independent auditor at least every five years). Similarly, in *Dell Inc.* (May 3, 2012), the staff permitted exclusion of a proposal requesting the production of an audit firm independence report, noting that "while the proposal addresses the issue of auditor independence, it also requests information about the company's policies or practices of periodically considering audit firm rotation, *seeking competitive bids from other public accounting firms for audit engagement*, and assessing the risks that may be posed to the company by the long-tenured relationship of the audit firm with the Company."(emphasis added). Although the proposal did not directly ask the company to take any action regarding auditor engagement, the staff concluded that the proposal concerned management of the independent auditor's engagement and therefore was excludable under Rule 14a-8(i)(7). *See also NetApp, Inc.* (May 10, 2012) (same); *McKesson Corp.* (May 3, 2012) (same); *Xilinx, Inc.* (May 3, 2012) (same).

The Proposal represents a similar effort to manage independent auditor engagement, by requiring Audit Committee to solicit proposals to serve as an independent auditor every eight years. The Proposal is therefore excludable under Rule 14a-8(i)(7).

CONCLUSION

For the reasons stated above, it is our view that the Company may omit the Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8(b), Rule 14a-8(f), and Rule 14a-8(i)(7). We request the staff's concurrence in our view, or alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

If you have any questions or need additional information, please feel free to contact me at (202) 637-5737. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at alan.dye@hoganlovells.com.

Sincerely,

Alan L. Dye

Alan L. Dye

Enclosures

cc: Gregg M. Larson, 3M Company
Ian M. Quigley

EXHIBIT A

[Proposal]

QUBE

RECEIVED

NOV 04 2015

GREGG M. LARSON

October 28, 2015

Gregg M. Larson, VP, Deputy General Counsel and Secretary
3M Company
3M Center
Building 220-14W-06
St. Paul, MN 55144-1000

RE: Independent Shareholder Proposal

Dear Mr. Larson:

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 150 high net worth investors, using a blended approach integrating fundamental analysis with Environmental, Social and Governance (ESG) factors. Our clients invest based on quality of earnings and social responsibility. We are proud shareholders and intend to keep holding our share positions through to the Annual General Meeting of Shareholders and beyond.

Through the investment management agreement (IMA) with all of our clients, they authorize us to complete proxy voting responsibilities on their behalf. This relationship has been confirmed in our custodial letter, and we also attach an example of our IMA for your review. Should you wish a copy of our proxy voting policies, we would also be happy to share.

After consultation with our clients and internal CSR analysts, we wish to submit the following proposal to our fellow shareholders for consideration at the upcoming Annual Shareholder's meeting:

Edmonton: 200 Kendall Building | 9414 - 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

PROPOSAL – Request for Proposals for the Audit Engagement

RESOLVED – That the Board of Directors shall require that the Audit Committee will request proposals for the Audit Engagement no less than every 8 Years.

SUPPORTING STATEMENT

While the concept of auditor rotation is less common in North America, the European Union has moved forward with audit rotation rules and regulations. Some European countries, including Holland, have adopted even more assertive audit rotation measures than the EU. The annual audit provides the public with additional assurance (beyond management's own assertions) that a company's financial statements can be relied upon. This has important implications for investors, on their comfort level when making investment decisions and the return they expect on their capital. We have been unable to confirm a change in the audit partner at 3M since at least 1994.

It has been reported that over a third of the companies in the Russell 1000 index have auditors holding their position for more than 20 years. Qube Investment Management believes that excessive tenure creates a potential conflict of interest that is not in the shareholder's best interest. Over time, there is risk that the auditor will become conflicted maintaining a good relationship with its client (management) while working to fulfill the duty to rigorously question the corporate financial statements on behalf of shareholders.

Opponents to audit rotation assert that audit quality could be temporarily compromised due to the disruption of an auditor change. According to Eumedion (a European Corporate Governance Forum), this has not been the general experience in Europe. In fact, the opposite was found, with a number of companies postponing annual reports, reportedly due to the severity of the new external auditor. Further, Qube Investment Management believes a regular and formal RFP will ensure the audit committee is fully and openly assessing the quality of the incumbent audit firm.

Some fear that first-year audit fees could escalate by as much as 20% under a policy of mandatory rotation. In Europe, it has been reported that the majority of listed companies experienced a material decrease in audit costs after rotation, due to free market forces in the competitive bid process. Qube Investment Management further believes that these free market forces could inspire mid-tier accounting firms to grow and enter the audit market.

Having the audit committee issue a regular request for proposal on the audit engagement is a compromise to a forced rotation. It continues to empower the audit committee, but asks them to perform a genuine cost/benefit analysis on a potential change in auditor. The audit committee decides if a rotation brings benefit that outweighs its cost. It is our belief that competitive market forces will prevail, audit fees will reduce (or at least hold constant), while valuable governance and oversight will increase.

Such regular market competition for the audit engagement will also increase share value by increasing long-term audit quality, without an unjustified increase in audit cost. Increased audit quality will increase investor confidence, making shares more valuable.

****

We would be happy to attend the shareholder's meeting to communicate this proposal in person, if required. Please advise should you require anything else from us. Thank-you for facilitating the opportunity for valuable dialogue amongst shareholders.

Best regards,

Ian Quigley, MBA
Senior Portfolio Manager
Qube Investment Management Inc.
ian@qubeconsulting.ca

NATIONAL BANK
CORRESPONDENT NETWORK

Oct 28 2015

To whom it may concern:

This letter is provided at the request of Qube Investment Management Inc., an investment management firm that has been set up with the authority to submit shareholder proposals and exercise proxies on behalf of their clients.
Please accept this letter as confirmation that as of the date of this letter, Qube Investment Management Inc., through its clients, has continuously owned no fewer than the below number of shares since June 1 2014. A minimum of $2,000 was held continuously for a period of over 13 months.

The below shares referenced are registered in the name of NBCN INC a DTC participant (DTC No 5008).

Company Name	**CUSIP**	**# of Shares**
Bank of Nova Scotia (BNS)	064149107	280
Eaton Corporation Plc (ETN)	G29183103	310
United Technologies Corporation (UTX)	913017109	316
T. Rowe Price Group, Inc. (TROW)	74144T108	273
Praxair, Inc. (PX)	74005P104	300
National Bank of Canada (NA)	633067103	390
United Parcel Service, Inc. (UPS)	911312106	200
3M Company (MMM)	88579Y101	135
Baxter International Inc. (BAX)	071813109	280

I hope you find this information helpful. If you have any issues regarding this issue please feel free to contact me by calling at 416 507 9519, or reach me by email at Tahiyeh.sheraze@nbc.ca.

Sincerely

Tahiyeh Sheraze

Tahiyeh Sheraze
Service Coordinator
Toll Free: 1 844 451 3505 ext 79519
T:416-507-9519
F: 416-542-2380
tahiyeh.sheraze@nbc.ca

National Bank Correspondent Network
130 King Street West, Suite 3000, M5X 1J9 Toronto On

QUBE

QIM Investment Management Agreement ("IMA")

This Agreement, effective as of the 28th day of May, 2012 in the Province of Alberta,

between:

The Investment Accounts of: Ian Quigley ('You' or 'Your')

-AND-

Qube Investment Management Inc. ('QIM')

ENGAGEMENT OF QIM. This Investment Management Arrangement ("IMA") applies to all accounts held in custody at National Bank Correspondent Network (NBCN) and managed by QIM. You are engaging QIM to provide, and QIM agrees to provide to you, portfolio management services on the following terms and conditions:

QIM'S COMMITTMENT

QIM will provide investment management services in respect of your portfolio of securities and/or cash under its management (the "Account") on the following basis:

- QIM will review your financial affairs and, based upon the information provided by you (which may include information about family members or related entities), will gain an understanding of your investment profile and your objectives in respect of the Account (and specified related accounts). QIM will prepare summary notes and/or an Investment Policy Statement (IPS) that form the basis for a trade plan and, pending completion of the trade plan, may deposit assets into the Account in short term securities or other assets and investments as deemed appropriate. Upon completion of the trade plan, QIM will implement the plan unless you have otherwise instructed QIM not to do so in writing;

- As a Portfolio Manager and, by virtue of the authority granted by this agreement, QIM may and will act on your behalf without requiring continual approval to do so;

- QIM will continue to monitor, maintain, and when deemed necessary, revise or refine the investment plan, in order to keep it on track with your needs and objectives and within the constraints of your Investment Policy Statement (IPS);

- QIM will review the plan and your investments with you, on a regular basis, as frequently as mutually agreed upon or QIM may consider appropriate, but no less than once per year;

- QIM will provide you with a written report (the "Quarterly Report") following each quarter during the term of this Agreement; In addition to our report, your custodian will provide you with a regular statement outlining your holdings and account activity;

QUBE

- QIM will exercise the care and skill expected of a prudent portfolio manager, and will exercise its powers and duties in good faith and in accordance with its best judgment, provided that it will not be liable for any loss suffered as a consequence of any action taken or omitted by it except loss resulting from its own or its employees' gross negligence, wilful misconduct or lack of good faith.

WHAT QIM REQUIRES FROM YOU

Accuracy of Information. You confirm the accuracy and completeness of the personal information disclosed to QIM from time to time, and acknowledge that such information will be relied upon by QIM in providing portfolio management services to you. You further agree and undertake to disclose to QIM in writing, on a timely basis, any material changes that occur from time to time with your financial affairs, investment profile or objectives;

Required Information. Prior to opening your account QIM and the Custodian will require certain personal information from you including details of your risk capacity and tolerance. This information will require annual updating;

Establishment of Custodial Contract. You will establish the Account with National Bank Correspondent Network (NBCN) (the "Custodian" or "National Bank" or "NBCN") satisfactory to QIM on such terms and conditions that as are agreed between you and the Custodian. You agree to execute all documentation required by the Custodian with respect to establishing the Account, and to forward to the Custodian funds and/or securities to establish the Account. The Account will be held by the Custodian in trust or in a custodial agency capacity for you, pursuant to the terms of the document(s) executed by you and the Custodian;

Authorization. You direct and authorize QIM to exercise its discretion as portfolio manager in determining appropriate trades for the Account, and to arrange for the effecting of trades of securities for the Account, on behalf of you, on the basis of such determination.

Fees for Investment Management Services. The "Fee Based" account(s) is a discretionary account structure that allows the client to pay for financial advice and services with a regular fee, rather than paying commissions. Clients pay a pre-determined fee that is charged on a monthly basis throughout the year. The Investment Management Fee will be calculated either:

- In accordance with the Fee Schedule disclosed below, which may be amended by QIM upon ninety (90) days written notice to you, based upon the net asset value of the Account as at the close of business on the last day of the immediately preceding calendar month, exclusive of applicable brokerage commissions and custodial/administrative fees; or
- As you and QIM may agree.

You direct and authorize the investment management fees payable to QIM hereunder to be withdrawn, when due, from the Account or from any other account in respect of which you and QIM have entered into an Investment Management Agreement. The Investment Management Fees may also be payable by way of payment made directly to QIM.

In addition to these fees, you also pay fees to NBCN for transactional services, which are attached to this agreement (NBCN Fee Schedule), and may be detailed based on account type.

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Fee Schedule. The investment management fee is a flat fee, charged monthly, based on your total asset's under administration not subject to exclusion as follows:

Portfolio Size:	QIM:	NBCN Custodial Fee:
$75,000-150,000	1.65%	.05%
$150,000-500,000	1.45%	.05%
$500,000-$1,000,000	1.3%	.05%
$1,000,000-$3,000,000	0.9%	.05%
$3,000,000-$5,000,000	0.8%	.05%
$5,000,000+	Negotiable	Negotiable

Exclusions. QIM will NOT charge the Investment Management Fee on term certificates or on mutual funds (mutual funds that pay a service commission). In other words, we will not allow an undisclosed situation where we earn double compensation (investment management fee plus other fees or commissions).

QIM and QBC. Your Portfolio Manager under this agreement (Ian Quigley) also operates under the trade name Qube Benefit Consulting Inc., or "QBC". Both QBC and Ian Quigley are registrants under the Alberta and B.C. Insurance Council and authorized to consult and sell insurance products.

- Any product or service provided to you, related directly to securities held in your custodial account (NBCN), has been provided to you by Qube Investment Management Inc. and is regulated by the relevant Provincial Securities Commission;
- Any product or service that is provided to you and it is not directly related to a security held in your custodial account (NBCN), has been provided to you by Qube Benefit Consulting Inc. and regulated by the relevant Provincial Insurance Council.

Confidentiality. Unless authorized by you, QIM agrees not to disclose or appropriate to its own use, or to the use of any third party at any time during or subsequent to the term of this Agreement, any of your confidential information of which it becomes informed during such period, except as required in connection with QIM's performance of this Agreement, or as otherwise provided herein, or as required by a court or governmental authority. Unless instructed otherwise in writing, QIM may disclose such information to any of:

- The representative or firm responsible for referring you to QIM;
- Other account holders in any group of accounts of which the Account is a member and which are managed as a group by QIM;
- The Custodian of your Account and any third party that provides accounting, record keeping or other client-related administrative services; and
- Such other third party as you may agree in writing.

Term. The term of this Agreement will commence on the date hereof and will continue until terminated by either QIM or you upon ninety (90) days prior written notice to the other party. For greater certainty, receipt by QIM and/or the Custodian of acceptable account transfer documentation, whether written or

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electronic, may, in the sole discretion of QIM be deemed to constitute effective written notice of termination of this Agreement. You retain the right to cancel this Agreement at any time upon ninety (90) days written notice as described in this clause.

Death or Incapacity. This Agreement will continue in full force and effect notwithstanding your death or incapacity, and in such circumstances, QIM will continue to have the obligations and authority provided herein until this Agreement is terminated upon ninety (90) days written notice by your personal representative.

Termination. This Agreement can be terminated upon ninety (90) days written notice by yourself or your personal representative.

Fairness in Allocations. QIM confirms that in the event that securities are purchased for the accounts of more than one client of QIM and an insufficient number of securities are available to satisfy the purchase order, the securities available will be allocated to the extent possible pro rata to the size of your accounts taking into consideration your investment plan.

Referral Fees. You acknowledge that QIM may pay a portion, of the fees which it receives pursuant to this Agreement to another person, firm or corporation in consideration for having referred you to QIM, and that you consent to the payment of such a fee by QIM. It is illegal for the party receiving the fee to trade or advise in respect of securities if it is not duly licensed or registered under applicable securities legislation to provide such advice. Separate or additional disclosure of referral fee arrangements may be provided where appropriate, or where required by law.

Voting Securities. You direct and authorize QIM to exercise in its sole discretion, on behalf of you, any voting rights attached to any of the securities in the Account. QIM will ensure that your securities will be voted in a manner most in your best interests, and in accordance with our proxy voting policy, which is available upon request.

Sharing of Information. New federal and provincial legislations require that clients are informed, and approve, of what happens to personal information that is held by a third party. The purpose of this legislation is to protect personal information collected, and preserve client privacy. As you are aware QIM Benefit Consulting Inc. (QBC) provides financial planning services while QIM manages your investments. We believe that we can properly help you achieve your goals only if we are aware of your financial situation in its entirety. Allowing us to share this information between these affiliated companies enables us to, for example, develop a comprehensive financial plan, or recommend tax-planning strategies. By signing this agreement, you agree to the sharing of information with respect to your Account, between QBC and QIM.

Leveraging. Using borrowed money to finance the purchase of securities involves greater risk than a purchase using cash resources only. If you borrow money to purchase securities, your responsibility to repay the loan and pay interest as required by its terms remain the same even if the value of the securities purchased declines.

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ELECTRONIC DELIVERY OF DOCUMENTS

From time to time, QIM may electronically delivery documents relating to your Account. The types of documents, which may be delivered electronically, are:

- Quarterly and Ad Hoc Client Statements;
- Quarterly Newsletter and mailings;
- Client agreements and related documents; and
- Other Client Communication at Manager's discretion.

Access to internet email is required to access documents electronically and it is the client's responsibility to notify QIM and ensure confirmation of the notification of a changed or cancelled email address. Documents distributed electronically will be distributed in Adobe's Portable Document Format (PDF) or other commercially available software. All clients have the right to request a paper copy of any documents delivered electronically at no cost. Your consent for electronic delivery may be revoked or changed, including any change in the election mail address to which documents are delivered at any time by notifying QIM of such revision or revocation.

DISPUTE RESOLUTION

We have created a process for dealing with complaints that we believe is both effective and efficient. We expect every QIM employee who receives a customer complaint to take ownership, and ensure that the complaint is resolved quickly. If you have a complaint, we encourage you to follow the complaint procedure outlined here.

- In most cases, a complaint is resolved simply by telling us about it. You should be able to get swift results by talking to our employees.

- If the problem is not resolved to your satisfaction, you can contact QIM's Chief Compliance Officer – Ian Quigley, 780-463-2688 ian@qubeconsulting.ca or in writing to 200, 9414 94 Street, Edmonton AB T6C 3P4.

- Failing to obtain resolution above, we are happy to offer a dispute resolution service at our cost.

You may also wish to contact our outside legal and regulatory counsel.

- Regulatory: David McKellar, CA. Calgary, AB. Phone (403) 465.3077. Email: david@davidmckellar.com.

- Legal: Don Campbell, LLB. 257 Wharton Blvd., Winnipeg MB R2Y0T3. Phone (204) 885-1053. Email: dc.law@shaw.ca.

THE LEGALITIES

Limitation of Liability. You release QIM from liability in respect of the appointment of the Custodian, including but not limited to any loss or damage that may result from the failure of the Custodian to settle or to cause to be settled trades of securities on the basis of instructions given by QIM.

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Assignment. Subject to these terms, you may not sell, assign, transfer or hypothecate any rights or interest created under this Agreement or delegate any of its obligations or duties under this Agreement without the prior written consent of QIM. Any prohibited assignment or delegation without such consent will be void.

Further Assurances. The parties hereto agree to perform any further acts and to execute and deliver any further documents, which may be necessary or appropriate to carry out the purposes of this Agreement.

Severability. If any provision of this Agreement is held to be unenforceable, invalid or illegal by any court of competent jurisdiction, such enforceable, invalid or illegal provisions will not affect the remainder of this Agreement.

Entire Agreement. The parties agree that this Agreement (along with any addenda) constitutes the entire and exclusive agreement between them pertaining to the subject matter contained in it and supercedes all prior or contemporaneous agreements, oral or written, conditions, representations, warranties, proposals and understandings of the parties pertaining to such subject matter.

Laws. Except as required by applicable securities law or as otherwise provided in this Agreement, this Agreement and all rights and obligations hereunder, including matters of construction, validity and performance, will be governed by the laws of the Province of Alberta. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties will be entitled to recover from the other party or parties hereto reasonable lawyers' fees and other costs incurred in connection with that action or proceeding in addition to any other relief to which such party or parties may be entitled.

Enurement. The provisions of this Agreement enure to the benefit of and are binding on the successors and permitted assigns of each of the parties.

Waiver. Failure of either party to insist upon strict compliance with any of the terms, covenants and conditions hereof will not be deemed a waiver or relinquishment of any similar right or power hereunder at any subsequent time or of any other provision of this Agreement.

Amendment. The terms of this Agreement may be amended by QIM upon ninety days written notice.

English Language. It is the express wish of the parties that this Agreement and all documents, notices and other communications relating to the operation of the Account be in English. Il est de la volonte expresse des parties que ce contrat et tous les documents, avis et autres communications qui concernent l'operation du Compte soient redigés en langue anglaise.

Notices. Any notices required or permitted to be given to You under this Agreement will be sufficient if in writing and if sent by prepaid mail to your last known address on file with QIM. Any written notice given by you to QIM under this Agreement will be sent to its head office address, which is:

- 200, 9414 – 91 Street, Edmonton, Alberta, T6C 3P4.

Your signature below indicates your approval and acceptance of:

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- Your consent to share your personal information within our affiliate QBC and your receipt of our privacy policy attached hereto in "Addendum A":
- Acceptance of this Investment Management Agreement, its terms and conditions including the custodial transaction and fee schedule;
- The receipt of your Investment Policy Statement (IPS) and your acknowledgement it was explained to your satisfaction.
- Your receipt and understanding of the "Relationship Disclosure" hereto in "Addendum B":
- Your acceptance of electronic delivery of documents to the email address noted below:

You may withdraw your consent for the sharing of information at any time by contacting the QIM Privacy Officer at (780) 463-2688-5382 or by email at ian@qubeconsulting.ca

[signature]	ian@qubeconsulting.ca
Client	Email Address for Electronic Delivery
Joint Applicant ~~or Spouse~~	Email Address for Electronic Delivery

[signature]

Ian Quigley, MBA ~~Per: Qube~~ Investment Management Inc.

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Addendum A: Qube Investment Management Privacy Policy

The Purpose of Our Privacy Policy

In keeping with our mission to provide personalized investment strategies designed to meet the wealth objectives of you and your family, with an absolute commitment to honesty and integrity, Qube Investment Management Inc. (hereafter called "QIM") has drafted this document to inform you how we safeguard the information you provide to us.

Safeguarding your confidentiality and protecting your personal and financial information has always been fundamental to the way we conduct our business. We have always been committed to maintaining the accuracy, confidentiality, and security of your personal and financial information. As part of this commitment, we have established this Privacy Policy Document to govern our actions as they relate to the use of the information you provide to us.

The Purposes for Collecting Personal Information

We are in the business of maintaining a long-term relationship with you. We recognize that an important aspect of our relationship is having comprehensive knowledge of you and your needs. Knowing more about your family, the assets you hold elsewhere, your financial goals, retirement plans, tax situation, trusts, will and estate plans, etc., ensures that we thoroughly understand your goals and objectives. It also helps us identify your financial needs, and enables us to recommend investment solutions that can help you realize your goals and manage your financial affairs more effectively.

QIM will identify the purpose(s) for which your personal information is collected. The purpose(s) will be identified before or at the time the information is collected. The primary type of information is personal and financial information. We use your personal and financial information to communicate with you, process applications and effectively provide the services you have requested. The better we know you, the better we can help you achieve your financial goals.

Accountability

QIM is responsible for maintaining and protecting your information under our control. This includes information in our physical custody or control, as well as personal information that has been transferred to a third party as part of our ongoing business operations. To ensure accountability, we have a designated Privacy Officer who is accountable for our company's compliance with this privacy policy.

Consent of the Individual

Your knowledge and consent are required for the collection, use or disclosure of your information except where required or permitted by law. We will not ask for your consent unless we have made a reasonable effort to inform you of the purposes for which we will be collecting, using and/or disclosing your personal information.

Your consent may be expressed in writing or be implied and you may give it to us verbally, electronically, or through your authorized representative. You may withdraw your consent at any time by contacting QIM's designated Privacy Officer. If consent were to be revoked or withdrawn, QIM may be unable to provide certain services.

Limits on Collection

The information we obtain from you will be limited to those details required by QIM to conduct our business effectively. This information will always be collected by fair and lawful means.

The type of information we usually collect and maintain in your client file may include:

1. Personal

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Information provided on personal account applications or other forms such as names, mailing addresses, telephone numbers, email addresses, social insurance numbers, dates of birth, photocopy of driver's license or passport, employment information, spousal information, beneficiary information, estate planning, financial and net worth information as well as banking details. Information about investments and previous investment experience, assets and types of accounts currently held, and transactions, such as account balances, trading activity, margin loans and payment history.

2. Corporate
Information provided on corporate account applications or other forms such as, corporation name, corporation mailing address, corporation phone number, corporate email address, Name(s) of Owner(s), Officer(s) and Director(s) of the corporation, Articles of Incorporation, CCRA business number, trading resolutions, history of the company and any restrictions on the corporation, if it is publicly held. In addition, we will collect the same types of information we obtain from our personal clients for each director or officer of the corporation.

Limits on Use, Disclosure and Retention
Your personal information collected by QIM will not be used or disclosed for purposes other than those for which it was collected, except with your informed consent or as required by law. This information will be retained as long as necessary for the fulfillment of those purposes.

We only use your personal information for the purposes that we have disclosed to you. If for any reason your information is required to fulfill a different purpose, we will notify you and ask you for your consent before we proceed.

As a condition of their employment, all employees of QIM are required to abide by a Code of Ethics and Standards of Professional Conduct and the Privacy Policy we have established. In addition, all employees must abide by all applicable laws and regulations. Our employees are aware of the importance of protecting your privacy and confidentiality and they are required to sign a code of conduct that prohibits the disclosure of your information to unauthorized individuals or parties. To reinforce their understanding and commitment to upholding client privacy and confidentiality, employees periodically receive updates about our privacy policies.

Unauthorized access to and/or disclosure of your personal information by an employee of QIM is strictly prohibited. All employees are expected to maintain the confidentiality of your personal information at all times and failing to do so will result in appropriate disciplinary measures, which may include dismissal.

QIM sometimes contracts with outside organizations to perform specialized services such as custody of securities and record keeping. Our trusted service suppliers may at times be responsible for processing and handling some of the information we receive from you. When we contract our suppliers to provide these specialized services, they are given only the information necessary to perform those services. Additionally, they are prohibited from storing, analyzing or using that information for purposes other than to carry out the service they have been contracted to provide. Our specialized service suppliers are bound by strict contractual obligations that have been designed to protect the privacy and security of our clients' personal information. As part of our contract agreements, our suppliers and their employees are required to protect your information in a manner that is consistent with the privacy policies and practices that QIM has established.

However, from time to time, you the client may wish others to have access to your information. Unless otherwise notified, we assume your accountant (accounting firm) and/or lawyer (law firm) will be authorized to access relevant information on your file for legal and/or tax planning purposes.

Safeguarding Customer Information
QIM will ensure that your personal information will be protected by security safeguards against loss or theft, unauthorized disclosure, copying, use or modification. These safeguards will be appropriate to the sensitivity level of the information. We safeguard your personal information by using state-of-the-art technologies and maintain

current security standards to ensure that all your personal and financial information is protected against unauthorized access, disclosure, inappropriate alteration or misuse.

We manage our server environment appropriately and our firewall infrastructure is strictly adhered to. Our security practices are reviewed on a regular basis and we routinely employ current technologies to ensure that the confidentiality and privacy of your information is not compromised.

Openness
QIM will make readily available all relevant information about our policies and practices relating to the management of your personal information. We believe that openness and transparency are essential to ensure your trust.

Accuracy
At QIM, the investment decisions we make are often based on the information we have in our files. Therefore, it is important that your personal and financial information is accurate and complete. To help us keep your personal information up-to-date, we encourage you to amend inaccuracies and make corrections as often as necessary. Despite our best efforts, errors sometimes do occur. Should you identify any incorrect or out-of-date information in your file(s), we will make the proper changes and provide you with a copy of the corrected information. Where appropriate, we will communicate these changes to other parties who may have unintentionally received incorrect information from us.

Access
Upon request, you shall be informed of the existence, use and disclosure of your personal information, and shall be given access to it. You may challenge the accuracy and completeness of their information, and may request that it be amended, if appropriate.

To make a change to your personal contact information contained in your file, please call us at 780-463-2688 or contact our Privacy Officer at same, privacy@qubeconsulting.ca or at:

- Qube Investment Management Inc., 200, 9414-91 Street, Edmonton, AB T6C 3P4

Updating this Policy
Any changes to our privacy policy and information handling practices shall be acknowledged in this policy in a timely manner. We may add, modify or remove portions of this policy when we feel it is appropriate to do so.

Conflict
Should there be a conflict between any other QIM document or policy and this Policy, this Policy shall prevail.

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Addendum B: Qube Investment Management Inc. ('QIM') Relationship Disclosure

Overview

It is important that clients understand what parties are involved in their accounts and how these parties are related to each other. The purpose of this disclosure is to clarify the parties related to your account.

Your Portfolio Manager

Qube Investment Management Inc. (QIM) is the registered portfolio manager on your account. QIM is irrevocably liable to you, and will continue to be liable to you, for the acts and omissions of your investment advice relating to your investment account. QIM will be responsible for determining the suitability of your investments relative to your Investment Policy Statement (IPS) and insuring the appropriate supervision is preformed for all trading activity in your account.

Your Custodian

National Bank Correspondent Network (NBCN) is the custodian of your account. In this regard and, for accounting and regulatory purposes, you are also a client of NBCN. With respect to any transactions on your account, NBCN is responsible for trade execution and settlement, custody of cash and securities, the preparation of confirmation and account statements and the financing of any account positions.

Our Affiliate Qube Benefit Consulting ("QBC")

Your Portfolio Manager under this agreement (Ian Quigley) also operates under the trade name Qube Benefit Consulting Inc., or "QBC". Both QBC and Ian Quigley are registrants under the Alberta and B.C. Insurance Council and authorized to consult and sell insurance products.

- Any product or service provided to you, related directly to securities held in your custodial account (NBCN), has been provided to you by Qube Investment Management Inc. and is regulated by the relevant Provincial Securities Commission;
- Any product or service that is provided to you and it is not directly related to a security held in your custodial account (NBCN), has been provided to you by Qube Benefit Consulting Inc. and regulated by the relevant Provincial Insurance Council.

EXHIBIT B

[Deficiency Letter]

3M General Offices

3M Center
St. Paul, MN 55144-1000
651 733 1110

3M

November 17, 2015

Via Federal Express
and Email: ian@qubeconsulting.ca

Mr. Ian Quigley
Portfolio Manager
Qube Investment Management Inc.
200 Kendall Building
9414-91 Street NW
Edmonton, AB T6C 3P4
Canada

Re: Shareholder Proposal for 3M Company ("3M") 2016 Annual Meeting

Dear Mr. Quigley:

We are in receipt of your letter dated October 28, 2015, which includes a shareholder proposal for inclusion in 3M's 2016 proxy statement (the "Proposal"). The letter, together with a letter from National Bank Correspondent Network dated October 28, 2015 (the "Broker's Letter"), was delivered to us via Purolator and was received on November 4, 2015.

Your letter states that the Proposal is submitted by Qube Investment Management Inc. ("Qube"), pursuant to authority to exercise "proxy voting responsibilities" conferred upon Qube by its clients, consisting of approximately 150 high net worth investors. It is unclear to us whether Qube submitted the Proposal for itself, as a "shareholder" as that term is used in Rule 14a-8 under the Securities and Exchange Act of 1934, or instead submitted the Proposal as "proxy" for one or more of its clients, who themselves are "shareholders." In either case, for the reasons set forth below, we believe the submission fails to comply with Rule 14a-8.

Eligibility Requirements Applicable to Shareholder Submitting Proposal

Rule 14a-8 allows a "shareholder" to submit a proposal for inclusion in the company's proxy materials only if the shareholder meets certain eligibility requirements specified in the rule. Rule 14a-8(b)(1) provides that, to be eligible to submit a shareholder proposal, a shareholder must have continuously held a minimum of $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted. Rule 14a-8(b)(2) provides that, in addition to establishing that it owns the minimum number of securities, the shareholder must provide a written statement that it intends to hold the securities through the date of the annual meeting.

Establishing Ownership of the Requisite Number of Securities

A "shareholder" who is not a record owner of a company's securities may demonstrate its ownership of the requisite number of securities in either of two ways:

1. By providing a written statement from the record holder of the securities, verifying that, on the date of the shareholder's submission of the proposal, the shareholder had continuously held, for at least one year, the requisite number or value of shares; or

2. By providing a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or any amendment to any of those documents or updated forms, reflecting the shareholder's ownership of the requisite number or value of shares as of or before the date on which the one-year eligibility period began, together with a written statement that the shareholder continuously held the shares for the one-year period as of the date of the statement.

As you know, the staff of the SEC's Division of Corporation Finance has provided guidance to assist companies and shareholders with complying with Rule 14a-8(b)'s eligibility criteria. This guidance, contained in Staff Legal Bulletin No. 14F (CF) (October 19, 2011) and Staff Legal Bulletin No. 14G (October 16, 2012), clarifies that proof of ownership for Rule 14a-8(b) purposes must be provided by the "record holder" of the securities, which is either the person or entity listed on the Company's stock records as the owner of the securities or a DTC participant (or an affiliate of a DTC participant). A proponent who is not a record owner must therefore obtain the required written statement from the DTC participant through which the proponent's securities are held. If a proponent is not certain whether its broker or bank is a DTC participant, the proponent may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank that holds the proponent's securities is not on DTC's participant list, the proponent will need to obtain proof of ownership from the DTC participant through which its securities are held. If the DTC participant knows the holdings of the proponent's broker or bank, but does not know the proponent's holdings, the proponent may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required number or value of securities had been continuously held by the proponent for at least one year preceding and including the date of submission of the proposal - with one statement from the proponent's broker or bank confirming the required ownership, and the other statement from the DTC participant confirming the broker or bank's ownership.

Information Required if Qube is Submitting As Shareholder

Evidence of Beneficial Ownership

Our records indicate that Qube is not a record owner of 3M common stock. Accordingly, if Qube intended to submit the Proposal for itself, as shareholder, Qube must provide evidence of its beneficial ownership of the requisite number of shares of 3M common stock. While the Broker's Letter indicates that Qube's clients own, in the aggregate, the requisite number of shares, Qube has not provided evidence that it, too, beneficially owns the shares held by its clients. To establish beneficial ownership, we believe, Qube must provide evidence of its right to vote and/or its right to dispose of 3M common stock held in client accounts holding, in the aggregate, at least $2,000 in market value, or 1%, of the outstanding shares of 3M common stock.

The QIM Investment Management Agreement ("IMA") submitted by Qube as an example of its management agreement with clients does not, in our view, constitute such evidence. Qube has not provided evidence that the IMA has been signed by clients holding the requisite number of shares and that those clients executed the IMA prior to the one-year period preceding the date of submission of the Proposal. Qube must, therefore, provide such evidence or other evidence sufficient to establish that it had continuous authority, for at least the one-year period preceding the date of submission of the Proposal (October 28, 2015), to vote and/or dispose of the requisite number of shares. In addition to providing executed IMAs, Qube must provide a broker's letter or other evidence satisfying the requirements of Rule 14a-8(b) establishing that the individual clients who signed the IMA owned, in the aggregate, the requisite number of shares for the requisite one-year period.

Alternatively, if Qube submitted the proposal based on its beneficial ownership of shares other than those held by its clients, Qube must submit evidence of its beneficial ownership of the requisite number of shares in accordance with one of the methods permitted by Rule 14a-8(b), as described above under the caption "Establishing Ownership of the Requisite Number of Securities."

Authority to Hold Client Securities Through Date of Annual Meeting.

If Qube intended to submit the Proposal for itself, as shareholder, then Qube must also, we believe, establish that it has the authority to cause the managed client accounts that hold 3M common stock to continue to hold the stock through the date of 3M's 2016 annual meeting of shareholders. You noted in your letter that Qube intends to continue to own the 3M common stock held in client accounts through the date of the annual meeting, but you have not established that Qube's intention is determinative of whether the shares will in fact be held through that date. If Qube's authority to control dispositions of the shares is governed by the IMA, it does not appear to us that Qube can affirmatively represent that the shares held in its clients' accounts will continue to be held through the date of the annual meetings. The sample IMA you provided to us is revocable by the client upon 90 days prior written notice to Qube. It appears that a client may, therefore, terminate Qube's authority to hold the 3M common stock held in the client's account, prior to the date of the 2016 annual meeting of shareholders. Accordingly, we request that Qube provide evidence that it has the authority to cause its client accounts to continue to hold the requisite number of shares of 3M common stock through the date of the annual meeting.

Alternatively, if Qube does not have the authority, under its IMAs or otherwise, to cause the relevant client accounts to prevent sales of 3M common stock prior to the annual meeting, Qube may satisfy the requirements of Rule 14a-8(b) by providing to us a statement from its clients who hold the qualifying shares of 3M common stock indicating their intention to continue to hold the shares through the date of the 2016 annual meeting of shareholders. The form of IMA you provided to us is revocable upon 90 days prior written notice. As such, the IMA may be terminated prior to the 3M 2016 annual meeting.

Information Required if Qube is Submitting on Behalf of Clients as Shareholders

Evidence of Authority to Submit the Proposal.

If Qube intended to submit the Proposal on behalf of one or more of its clients, as "proxy," Qube must provide evidence of its authority to submit the Proposal on behalf of those clients. We therefore request that Qube provide to us a written representation from each client on whose behalf the Proposal was submitted indicating that Qube has the authority to submit the Proposal on the client's behalf. The sample IMA you provided bears only one client's signature, and the Broker's Letter provides no evidence of that client's beneficial ownership of 3M common stock. We therefore have no evidence that Qube is a beneficial owner of 3M common stock.

Evidence that Submitting Clients Held the Required Minimum Number of Shares for at Least One Year.

The Broker's Letter purports to establish the number of shares of 3M common stock held by all of Qube's clients, as a group, as of October 28, 2015. The Broker's Letter does not provide proof that any individual client has owned a minimum of $2,000 in market value, or 1%, of the outstanding shares of 3M common stock since October 28, 2014. Rule 14a-8(b) requires each shareholder seeking to submit the Proposal to satisfy the requisite holding period.

Statement of Client's Intention to Hold Shares Through Date of Annual Meeting.

Each client for whom Qube submitted the Proposal must provide a written statement of its intention to continue to hold the required minimum number of shares of 3M common stock through the date of the 2016 annual meeting of shareholders.

Deadline for Submitting Requested Information

For the Proposal to be eligible for inclusion in the 3M's proxy materials for its 2016 annual meeting of shareholders, the information requested above must be furnished to us electronically or be postmarked no later than 14 calendar days from the date you receive this letter. If the information is not provided, 3M may exclude the Proposal from its proxy materials pursuant to Rule 14a-8(f).

The requested information may be provided to the undersigned at: Gregg M. Larson, Deputy General Counsel and Secretary, 3M Company, 3M Center, Building 220-13E-34, St. Paul, MN 55144-1000. E-mail: gmlarson@mmm.com.

In accordance with SEC Staff Legal Bulletin Nos. 14 and 14B, a copy of Rule 14a-8, including Rule 14a-8(b), is enclosed for your reference. Also enclosed for your reference is a copy of Staff Legal Bulletin Nos. 14F and 14G.

If Qube responds in a timely manner to this letter and cures the aforementioned deficiencies, 3M will review the Proposal for the purpose of determining whether to include it in its proxy materials. Please note that Rule 14a-8 provides that a shareholder proposal may be excluded from the company's proxy materials on various grounds.

Very truly yours,

Michael M. Dai

Enclosures

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1*: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2*: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter),

Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3*: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4*: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5*: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6*: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7*: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8*: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9*: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1):

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2):

We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9):

A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10):

A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10*: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive

proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11*: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12*: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13*: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining

the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders

under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden,* Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

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U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)

(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

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EXHIBIT C

[Proponent Response]

26 November 2015

Gregg M. Larson
Deputy General Counsel & Secretary
3M Company
3M Center, Building 220-13E-34
St. Paul, MN 55144-1000

RE: Shareholder Proposal Submission

Dear Mr. Larson:

Thank-you for your response to the submission of our shareholder proposal. We believe that the opportunity to dialogue with fellow shareholders is a fundamental right of ownership and a healthy mechanism to maintain transparency and accountability with management. This process also encourages shareholders to become informed and engaged. Healthy shareholder engagement is key to maintaining an efficient public market and the prevention of costly scandal(s).

In your response to our proposal, you have identified a number of technical and procedural matters that we are willing to respond to in this letter. We respectfully disagree with your position(s) and continue to assert that our submission is qualified for inclusion in the upcoming AGM proxy. We wish to also communicate disappointment with your approach. You have attempted, in our opinion, to greatly complicate the process and to create technical barriers blocking this fundamental right. Simply put, one should not require a Ph.D. in corporate law to be an engaged shareholder.

In your response you identified a number of issues as follows:

1. Rule 14a-8(b)(1) – Share Ownership. Rule 14a-8(b)(1) states that a shareholder must have continuously held at least $2,000 in market value, or 1% of common shares, for at

Edmonton: 200 Kendall Building | 9414 – 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

least one year as of the date that the proposal is submitted, and the shareholder must continue to hold those securities through the date of the annual general meeting. The shareholder must also submit a written statement that such shareholder intends to continue holding the securities through the date of the annual general meeting.

You have taken the position that our Investment Management Agreement (IMA) does not authorize us to represent our clients with regards to shareholder proposals. We disagree.

- Our Investment Management Agreement (IMA) states that we are authorized to act on behalf of our investors by offering portfolio management services and allowing us to perform these services without requiring continuous approval to do so (see page 1). A portfolio manager has a responsibility to act as a fiduciary for its clients, a duty we take seriously. This duty includes engaging with the companies we select for our clients, voting the proxies and submitting proxy proposals. If required, we welcome comment from the SEC on this.
- Further, within Qube's own household accounts, we hold the requisite share positions to fulfill this requirement and, should the SEC require it, are happy to provide explicit confirmation of this to you.
- You have asked for more explicit shareholder authorization from us. We do not believe this is necessary nor within the spirit of the regulations. Nonetheless, we are prepared to provide additional signed communication from any of our 175 investors should the SEC require it. Please note that the client does not decide if they will hold the shares through to the date of the shareholder's meeting, as they have provided us with discretionary authority to manage their positions. We have provided confirmation of this intention in our original submission.
- Custodial technical verification has been provided, from a qualified DTC participant, within the parameters required by the SEC. You are asking for an inordinate and technical expansion of this verification. Your requirements put an undo strain on our custodian and we believe create an unfair barrier to the submission of a proposal. Nonetheless, should the SEC require it, we are

prepared to have our custodian generate and communicate the additional details of ownership you have requested.

I trust this has satisfied your queries. Please let me encourage you to consider another tact. The public markets require shareholder attention and engagement and, while less comfortable for management, attempting to bar this activity with endless technical requirements and brute opposition discourages the very thing we all want: healthy, stable, accountable and efficient markets. We welcome a more productive and positive approach should you consider it.

Sincerely,

Ian Quigley, MBA
Qube Investment Management Inc.
ian@qubeconsulting.ca

cc. James McRitchie, CorpGov.net
cc. Peter Chapman, Shareholder Association for Research & Education